Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

Livongo Employee Email

Email Subject: Livongo and Teladoc Combination

We have some really exciting news to share with you. Today, we announced an agreement to merge Livongo with Teladoc Health. Our press release was sent out this morning. We will hold a special town hall today at 1:30PT / 3:30CT to discuss with you.

Bringing these two companies together makes great strategic sense, advancing our mission of empowering more people with chronic conditions to live happier and healthier lives. In addition to the strategic alignment of our two companies, our merger leverages our complementary strengths, allowing us to better serve our Members, and it significantly amplifies our impact on the future of health and care. As one company, we will firmly establish our role as an impactful player in the digital health space and accelerate both our global impact and our growth. More than ever, the world needs us to expand our reach and enable many more people with chronic conditions to stay healthier.

We understand that this announcement will come as a surprise to many and may create some uncertainty and questions along the way. Our leadership team will continue to keep our commitment to transparency and communicate regularly throughout the closing and integration process. If you have questions, ask them. The key will be to stay focused on our Members and our Mission.

Our dedication to our Members is at the forefront of everything we do and is core to the rationale behind this merger with Teladoc. First, this transaction will benefit our Members by creating a broader platform and an enhanced user experience. At Livongo, we pride ourselves on listening and responding to the evolving needs of our Members – and as a result, we have built a number of new offerings, including an innovative telehealth platform. This merger will accelerate our ability to provide them with a comprehensive, virtual healthcare solution, giving our Members more control over their health options and improving their experience.

Next, Teladoc’s extensive product set, global network, and user base add significant scale to our current company. Just last year, Teladoc completed approximately 4.1 million telehealth visits for patients around the globe. As a combined company, we will be able to provide these patients with our full suite of solutions to promote sustainable health behavior change that have made Livongo so successful. Both Teladoc and Livongo excel in our respective markets, growing rapidly in the spaces where we operate. This means that with the significant increase in company size, we will be able to provide coverage to millions of people and enter into new markets offering improved and expanded solutions to our Members, providers and partners.

Finally, Livongo and Teladoc share a commitment to be best in class, and that means continuing to adapt their operations, investing in their people, building new systems and technologies, and seamlessly delivering products and services that simply amaze. The values of the two companies are very aligned, and we believe this combination will provide our team more opportunities for personal and professional growth. In short, we are confident that we will be stronger together.

You can see why combining our two companies increases our ability to deliver on our commitment to Member outcomes and ensure that we continue to grow. Leveraging Livongo’s critical data science through our AI+AI engine and advanced clinical tools and Teladoc’s comprehensive virtual healthcare services, we will create a diversified health and technology company that is committed to transforming how we access healthcare.

In terms of next steps, the agreement is an important first step in a process that will likely take some time to complete. The transaction is subject to approval by Livongo and Teladoc’s shareholders, receipt of regulatory approvals, and other customary closing conditions. We expect to close the transaction in November. While that process is ongoing, we will update you regularly.

In the meantime, it is business as usual at both Livongo and Teladoc. We must continue to operate as two separate companies until closing. And, while we can begin some initial planning, we cannot share sensitive information that we would not share in normal course.

As always, we want to thank you for your continued dedication to Livongo and we are excited for this next significant chapter of Livongo’s journey.

Glen, Zane, Jenny, and Lee

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Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

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